

Mail Stop 3233

November 10, 2015

Via E-Mail
Mr. Stuart P. Crumbaugh
Chief Financial Officer
United States 12 Month Natural Gas Fund, LP
1999 Harrison Street, Suite 1530
Oakland, CA 94612

> **Re: United States 12 Month Natural Gas Fund, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 26, 2015**
> **File No. 001-34535**

Dear Mr. Crumbaugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Management's Annual Report on Internal Control Over Financial Reporting, page 60

1. We note that management assessed your internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities